[VIVENDI ENVIRONNEMENT LOGO]



                                                               March 8, 2001





                                  PRESS RELEASE




                      CLEAR IMPROVEMENT IN RESULTS FOR 2000



                     STRONG GROWTH IN ALL BUSINESS SEGMENTS

                             IMPROVED PROFITABILITY

                  CONTINUED INTERNATIONALIZATION OF BUSINESSES

                        FINANCIAL STRUCTURE STRENGTHENED



  ----------------------------------------------------------------------------
  |  - Revenue up 25.8% to 26.5 billion euros: 11% internal growth           |
  |  - Operating income up 29.4% to 1,910 million euros: 11% internal growth |
  |  - Cash flow from operations up 28% to 2 163 million euros               |
  |  - Net income: 615 million euros - Net earnings per share: 2.30 euros    |
  |  - Net dividend proposed to Shareholders' Meeting: 0.55 euros per share  |
  ----------------------------------------------------------------------------


The Supervisory Board met on March 8, 2001 chaired by Jean-Marie Messier and examined Vivendi Environnement's financial statements for the previous year.



STRONG GROWTH IN BUSINESS AND RESULTS
-------------------------------------

For Vivendi Environnement, 2000 was the first full year of operating as a separate entity. The company successfully implemented its strategy for profitable growth in municipal and industrial outsourcing, its two main market segments. Revenue increased 25.8% over the previous year, driven by two-figure internal growth in all its business segments. EBITDA and operating income grew more rapidly, at over 30% and 29% respectively, reflecting improved profitability margins.



Vivendi Environnement continued to internationalize its business, primarily in Europe and other developed countries. Revenue generated outside France accounted for 58% of overall revenue. The company completed the integration of the major acquisitions made in the United States in 1999.

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

IMPLEMENTATION OF STRATEGY
--------------------------

In municipal outsourcing, Vivendi Environnement continued its expansion in Europe, especially in water in Central Europe (Bucharest), energy services (Slovakia) and transportation (German railroads). The company strengthened its leadership position in the United States by winning a number of contracts, including Chicago and Tampa Bay. It consolidated its position in Australia and established new strategic positions in Asia and North Africa, especially in waste management and water.

Vivendi Environnement strengthened its offering of integrated industrial services, which has been in place for several years. This led to the signature of a number of major contracts. They included water management for a Hyundai petrochemical complex in South Korea (representing 1 billion euros in revenue over 20 years) and waste and energy services management at the Novartis complex in Basle (revenue of more than 900 million euros over seven years). These successes, along with various other new contracts, are an illustration of the strategy of expanding in industrial services that Vivendi Environnement began implementing several years ago. The company's approach is based on its recognized technological expertise and international coverage, which should enable it to win more contracts with industrial customers.


One of the highlights of the year was the conclusion of a strategic industrial agreement with EDF, the French electricity utility. Under the terms of the agreement, EDF became a partner of Vivendi Environnement by taking a 34% stake in Dalkia Holding. Within the context of energy market deregulation, this agreement gives Dalkia the resources needed to become the benchmark in Europe for energy and technical services. By combining the service provider know-how of Dalkia and of all of Vivendi Environnement's businesses with EDF's expertise in accessing and supplying energy, the company can offer customers comprehensive energy solutions.


FINANCIAL STRUCTURE STRENGTHENED
--------------------------------

The capital increase of July 2000, the disposal of non-core assets and the impact of the industrial alliance with EDF significantly strengthened Vivendi Environnement's financial situation and created the conditions for sustainable growth. Net debt was reduced from 16.6 billion euros to 13.2 billion euros, and shareholders' equity--including minority interests--was increased from 1.5 billion euros to 8.2 billion euros.

Net income amounts to 615 million euros, including a positive impact of 273 million euros of non-recurring items after tax, compared with a loss of 42 million euros in 1999. Recurring net income after goodwill amortization amounts to 342 million euros.


Vivendi Environnement's Management Board is confident in the strategy implemented and in the company's prospects for profitable growth. On that basis, the Shareholders' Meeting which will be held on April 27, will ask to approve a dividend of 0.55 euros per share.

REVENUE
-------

Vivendi Environnement's revenue reached 26.5 billion euros in 2000, compared with 21.0 billion euros in 1999. The 25.8% increase included internal growth of 11%.

Revenue outside France reached 15.4 billion euros, up 40% over the previous year, and accounting for 58% of overall revenue. The increase is attributable primarily to a stronger presence in the United States.

WATER: UP 23%, INCLUDING 10% INTERNAL GROWTH

Internal growth of business outside France exceeded 15%, supported by the start-up of major contracts in Germany (Berlin) and the United States. In France, a favorable climate for construction led to a significant increase in billings. External growth is accounted for primarily by the full-year consolidation of USFilter's operations, which were included for only eight months in 1999. The full-year consolidation offset the disposal of Kinetics.

WASTE MANAGEMENT: UP 50%, INCLUDING 13% INTERNAL GROWTH

There was strong growth in all countries because of a satisfactory level of business in all markets where Vivendi Environnement operates. Most of the external growth reflects the full-year consolidation of Superior Services and, to a lesser extent, the addition of acquisitions in Norway (Norsk Gjenvinning) and some assets in Hong Kong and Mexico.

ENERGY SERVICES: UP 13%, INCLUDING 10% INTERNAL GROWTH

The internal growth is attributable to a number of cogeneration facilities coming on stream in France and the expansion of all activities in Europe. External growth reflects primarily medium-sized acquisitions in Slovakia and Germany.

TRANSPORTATION: UP 29%, INCLUDING 13% INTERNAL GROWTH

Internal growth was steady in business outside France due to the impact of the first full year of operation of contracts won in 1999 (Germany, Stockholm and Melbourne). Business in France was satisfactory, in particular in urban networks (Saint-Etienne). External growth is attributable primarily to the consolidation from January 1, 2000of business activities acquired from GTI.

FCC: UP 14%, INCLUDING 12% INTERNAL GROWTH

FCC recorded internal growth of 12% generated by a satisfactory domestic market for all its business activities. Growth in business elsewhere was driven by the development of municipal services.



EBITDA AND OPERATING INCOME
---------------------------

EBITDA rose 30.6% to 3,551 million euros in 2000, compared with 2,719 million euros the previous year. At a constant exchange rate, internal growth was 12.9%. Margins increased from 12.9% to 13.4%.

Operating income reached 1,910 million euros in 2000, against 1,476 million euros in 1999, representing an increase of 29.4%. On a like-to-like basis and at constant exchange rates, growth was 11.0%. The operating margin increased from 7.0% to 7.2%.


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



In Water, operating income rose 35.2% to 1,031 million euros as a result of the
   -----
full-year consolidation of USFilter, good business performance in France and, overall, strong growth in margins in the rest of the world. On a like-to-like basis and at constant exchange rates, growth was 11.5%.

Operating income in Waste Management increased 44.5% to 399 million euros. On a
                    ----------------
like-to-like basis and at constant exchange rates, operating income grew 2.2% reflecting contrasting market conditions. Industrial and municipal waste activities in France performed well and there was satisfactory growth in business elsewhere, with the exception of the U.K. Significant difficulties in some activities there had a negative impact on operating performances and led to major restructuring. Excluding the U.K., internal growth in operating income for waste management was 14%.

Energy Services showed 13.4% growth to 191 million euros. On a like-to-like
---------------
basis and at constant exchange rates, growth was 12.9%, driven by expansion in cogeneration and industrial business throughout Europe.

Operating income for Transportation was up 14.6% to 108 million euros. However,
                     --------------
on a like-to-like basis and at constant exchange rates, higher fuel prices limited the growth to 7.5%.

Operating income for FCC was up 12.2% to 208 million euros. On a like-to-like
                     ---
basis and at constant exchange rates, with the real-estate business accounted for in 2000 by the equity method, growth was 18.9%.


NET INCOME
----------

Vivendi Environnement had net financial expense of 884 million euros in 2000, reflecting the full-year effects of financing the 1999 acquisitions. The impact of the reduction in debt achieved during the second half of the year will only be seen fully in 2001. The average cost of financing remained stable at 5%.

Net non-recurring income amounted to 369 million euros. It consists of capital gains on the disposal and dilution resulting from EDF taking a stake in Dalkia for 729 million euros, reduced by provisions for restructuring and amortization amounting to 360 million euros. The negative items are related principally to waste management business in the U.K. and restructuring associated with the creation of Vivendi Water Systems, the subsidiary that groups together OTV's business and USFilter's international network. Net non-recurring income after tax amounted to 273 million euros.

Vivendi Environnement's net income after tax, companies accounted for by the equity method, minority interests and goodwill amortization of 232 million euros amounted to 615 million euros. When adjusted for non-recurring items, net income after goodwill amortization was 342 million euros.



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

FINANCING
---------

Cash flow from operations, at 2,163 million euros, was up 28%. The growth is attributable to the combined effect of operating activities and EBITDA, partially offset by the increase in financial expense. Cash flow from operations covered all maintenance and replacement-related investments (1,342 million euros) and a significant part of growth-related investments, which reached 2,282 million euros. The amount for growth-related investments includes 1,356 million euros in capital expenditures and 926 million for the acquisition of investments. This is significantly lower than in 1999 because no major acquisitions were made in 2000.

While continuing to pursue its internal growth strategy, Vivendi Environnement reduced its net debt in 2000 from 16.6 billion euros to 13.2 billion euros. This was made possible by the capital increase when the company was listed on the Paris Stock Exchange on July 20, 2000 (3.9 billion euros, including 1.5 billion euros by conversion of existing debt), the disposal of Kinetics (500 million euros) and EDF taking a stake in Dalkia's capital (1 billion euros). In parallel, shareholders' equity before payment of dividends increased more than 6 billion euros.

At present, more than 72% of the company's capital stock is held by Vivendi Universal, which has issued bonds that can be exchanged into Vivendi Environnement shares. This transaction potentially involves 9.3% of the capital.


PROSPECTS
---------

The 2000 financial statements bear out Vivendi Environnement's strategic decisions. The company's teams have again illustrated their ability to increase the value added of the contract portfolio and more contracts have been won in the early part of 2001. Based on the current business climate in Europe and the United States, Vivendi Environnement can confirm the growth targets it outlined when the company was listed and which have since been given in fuller detail.

CHANGE IN REVENUE
-----------------

                  -----------------------------------------------------------------------------------------------------
                  |                  |                   |                 |               |             |            |
                  |       2000       |       1999        |   Variation     |   Internal    |   External  |  Exchange  |
                  |                  |                   |                 |    growth     |    growth   |   rate     |
                  |  (in millions of |  (in millions of  |   1999-2000     |               |             |  effect    |
                  |      euros)      |      euros)       |                 |               |             |            |
                  |                  |                   |                 |               |             |            |
-----------------------------------------------------------------------------------------------------------------------
| Water           |       1,856      |     10,466        |      +23%       |     10%       |       7%    |     +6%    |
-----------------------------------------------------------------------------------------------------------------------
| Waste           |       5,260      |      3,517        |      +50%       |     13%       |      31%    |     +6%    |
| management      |                  |                   |                 |               |             |            |
-----------------------------------------------------------------------------------------------------------------------
| Energy          |       3,221      |      2,840        |      +13%       |     10%       |       2%    |     +1%    |
| services        |                  |                   |                 |               |             |            |
-----------------------------------------------------------------------------------------------------------------------
| Transportation  |       3,063      |      2,382        |      +29%       |     13%       |      11%    |     +5%    |
-----------------------------------------------------------------------------------------------------------------------
| FCC             |       2,081      |      1,834        |      +14%       |    +12%       |    +1.6%    |      -     |
-----------------------------------------------------------------------------------------------------------------------
| VE              |      26,481      |     21,039        |    +25.8%       |   11.0%       |    10.1%    |   +4.7%    |
-----------------------------------------------------------------------------------------------------------------------



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


                              FINANCIAL STATEMENTS



BALANCE SHEET - ASSETS

(in millions of euros)                                  2000            1999

--------------------------------------------------------------------------------
Intangible assets apart from goodwill                4,223.4         3,687.1
--------------------------------------------------------------------------------
Goodwill                                             7,056.5         5,818.2
--------------------------------------------------------------------------------
Tangible assets                                     12,382.8        10,711.7
--------------------------------------------------------------------------------
Financial assets                                     1,699.5         1,263.3
--------------------------------------------------------------------------------
TOTAL FIXED ASSETS                                  25,362.2        21,450.3
--------------------------------------------------------------------------------
Total current assets                                14,460.8        17,737.4
--------------------------------------------------------------------------------
TOTAL ASSETS                                        39,823.0        39,187.7
--------------------------------------------------------------------------------



BALANCE SHEET - SHAREHOLDERS' EQUITY AND LIABILITIES

(in millions of euros)                                  2000            1999

--------------------------------------------------------------------------------
Shareholders' equity (after income for the year)     6,208.3           167.2
--------------------------------------------------------------------------------
Minority interests                                   2,031.1         1,330.4
--------------------------------------------------------------------------------
Subsidies and deferred income                        1,270.6         1,008.8
--------------------------------------------------------------------------------
Provisions                                           3,085.4         2,606.3
--------------------------------------------------------------------------------
Total long-term debt                                11,468.7        19,619.0
--------------------------------------------------------------------------------
Other long-term liabilities                            660.9           723.7
--------------------------------------------------------------------------------
LONG-TERM CAPITAL                                   24,725.0        25,455.4
--------------------------------------------------------------------------------
        Accounts payable                            10,854.4         9,093.4
        Short-term debt                              4,243.6         4,638.9
--------------------------------------------------------------------------------
Total current liabilites                            15,098.0        13,732.3
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES          39,823.0        39,187.7
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME



(in millions of euros)                                        2000         1999
                                                                      pro forma

Revenue                                                   26,480.8     21,039.2
Operating income                                           1,909.6      1,476.1
Net financial expense                                       -883.5       -623.4

OPERATING INCOME LESS NET FINANCIAL EXPENSE                1,026.1        852.7

Net non-recurring income (expense)                           455.0       -180.8
Income taxes and deferred tax                               -459.2       -298.5
Goodwill amortization                                       -306.3       -366.8

NET INCOME AFTER GOODWILL AMORTIZATION
AND BEFORE EQUITY INTERESTS AND MINORITY INTEREST            715.6          6.6

Share in net earnings of companies accounted for by the       60.6         44.5
equity method
Minority interests                                          -161.4        -93.4

NET INCOME                                                   614.8        -42.3


NET EARNINGS PER SHARE                                         2.3           NS




IMPORTANT DISCLAIMER

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to develop and achieve success for new products, services and technologies; increased competition and its effect on third-party relationships; and inability to maintain new contracts; the costs associated with compliance with environmental laws; and that Vivendi Environnment will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses. Neither Vivendi Universal nor Vivendi Environnment undertakes any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.




        CONTACT FOR INSTITUTIONAL INVESTORS AND ANALYSTS
        NATHALIE PINON : +33 1 71 75 01 67




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